SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

Commission file number: 001-10533	Commission file number: 000-20122
Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)
6 St James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Julie Parent, T: 514-848-8519
(Name and telephone number, including area code, of
the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure Item 1.01 Conflict Minerals Disclosure
This Specialized Disclosure Form (“Form SD”) of Rio Tinto plc and Rio Tinto Limited (hereafter “Rio Tinto”) is being filed in accordance with Rule 13p-1 under the Securities Act of 1934 (“Rule”) for the reporting period ending December 31, 2021. The Rule imposes disclosure requirements of certain information when a company manufactures or contracts to manufacture products for which the Conflict Minerals (defined below) are necessary to the functionality or production of those products. The term “Conflict Minerals” means cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives which are limited to tantalum, tin and tungsten.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, gold, industrial minerals (borates, titanium dioxide and salt), and iron ore.

Rio Tinto undertook an assessment of all of its products and identified subsidiaries of Rio Tinto that are within the scope of the Rule: Kennecott Utah Copper LLC (“Kennecott”); Rio Tinto Fer et Titane inc. (“RTFT”) and Rio Tinto Iron & Titanium (Suzhou) Co., Ltd. (“RTIT”).

Based on a reasonable country of origin inquiry (“RCOI”), Rio Tinto has no reason to believe that the Conflict Minerals contained in its products originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”).

Kennecott
Kennecott is based in the United States of America and produces gold bars. Kennecott’s gold production is certified by the Responsible Jewellery Council Chain of Custody Certification (C0000 0171) and the London Bullion Market Association Responsible Gold Certificate. As part of Kennecott’s raw materials purchasing procedure for the production of gold bars, a component of the chain custody management system requires that all purchased copper concentrate and gold slime materials have a certificate of origin. Kennecott has used this data to complete the RCOI and confirm that gold used in Kennecott’s gold bars did not originate in the Covered Countries. Kennecott is listed on the Responsible Minerals Initiative Conflict Free Gold Refiners List (CID000969) as compliant with the relevant Responsible Minerals Assurance Process.

RTFT and RTIT
RTFT and RTIT manufacture iron and steel powders at their respective sites: Sorel-Tracy in Quebec, Canada for RTFT and Suzhou in China for RTIT. Both sites produce certain metal powders that include a bronze additive which contains tin. Both RTFT and RTIT source the bronze additive from a single supplier who has confirmed that the tin does not come from any of the Covered Countries.

In accordance with Rule, the Form SD is posted on Rio Tinto’s web site at https://www.riotinto.com/sustainability/sustainability-reporting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc    Rio Tinto Limited
(Registrant)    (Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	April 13, 2022	Date	April 13, 2022